UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2019
Commission File Number 333-228667

Sands China Ltd.
(Translation of registrant's name into English)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao SAR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

This report contains Sands China Ltd’s (the “Company”) announcement, dated January 24, 2019, that the Company has extended the expiration date of its previously announced offer (the “Exchange Offer”) to exchange the Company’s outstanding notes for an equal principal amount of new notes, which have been registered under the Securities Act of 1933. The Exchange Offer is now scheduled to expire at 5:00 p.m., New York City time, on January 25, 2019, unless further extended by the Company.

Exhibits

99.1	Announcement, dated January 24, 2019, entitled “Extension of Offer to Exchange the Outstanding Notes for New Notes of Equal Principal Amount Which Have Been Registered Under U.S. Securities Act."

INDEX TO EXHIBITS

99.1	Announcement, dated January 24, 2019, entitled “Extension of Offer to Exchange the Outstanding Notes for New Notes of Equal Principal Amount Which Have Been Registered Under U.S. Securities Act."

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: January 24, 2019	By:	/s/ Dylan James Williams
Name: Dylan James Williams Senior Vice President of Legal and Company Secretary